# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road, Chaoyang District, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-073623
Filed by CIK 0001932516

## Reporting persons
- Foresite Capital Fund VI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 979,956; shared voting power 0; sole dispositive power 979,956; shared dispositive power 0; aggregate amount beneficially owned 979,956 (6.3% of the class)
  Comment: Note to Row 5: 979,956 shares, except that Foresite Capital Management VI LLC ("FCM VI"), the general partner of Foresite Capital Fund VI LP ("FCF VI"), may be deemed to have sole power to vote these shares, and James Tananbaum ("Tananbaum"), the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 979,956 shares, except that FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 15,492,681 Ordinary Shares outstanding of CASI Pharmaceuticals, Inc. (the "Issuer") as of March 31, 2025, as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 16, 2025.
- Foresite Capital Management VI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 979,956; shared voting power 0; sole dispositive power 979,956; shared dispositive power 0; aggregate amount beneficially owned 979,956 (6.3% of the class)
  Comment: Note to Row 5: 979,956 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 979,956 shares, all of which are directly owned by FCF VI. FCM VI, the general partner of FCF VI, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM VI, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 15,492,681 Ordinary Shares outstanding of the Issuer as of March 31, 2025, as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 16, 2025.
- James Tananbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 979,956; shared voting power 0; sole dispositive power 979,956; shared dispositive power 0; aggregate amount beneficially owned 979,956 (6.3% of the class)
  Comment: Note to Row 5: 979,956 shares, all of which are directly owned by FCF VI. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 979,956 shares, all of which are directly owned by FCF VI. Tananbaum is the managing member of FCM VI, which is the general partner of FCF VI. Tananbaum may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 15,492,681 Ordinary Shares outstanding of the Issuer as of March 31, 2025, as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on May 16, 2025.

## Item 1. Issuer
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, China Central Office Tower 1 No. 81 Jianguo Road, Chaoyang District Beijing, F4, 100025

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Foresite Capital Fund VI LP, a Delaware limited partnership, Foresite Capital Management VI LLC, a Delaware limited liability company and James Tananbaum. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Foresite Capital Management

900 Larkspur Landing Circle, Suite 150
Larkspur, CA 94939
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of FCF VI and the limited liability company agreement of FCM VI, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of the Issuer shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

## Signatures
- Foresite Capital Fund VI LP: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (11/14/2025)
- Foresite Capital Management VI LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (11/14/2025)
- James Tananbaum: /s/ James Tananbaum, James Tananbaum (11/14/2025)